# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HAIN CELESTIAL GROUP INC, CIK 0000910406
CUSIP: 405217100
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 221 River Street, 12th Floor, Hoboken, New Jersey (NJ), 07030
Date of event which requires filing of this statement: 10/16/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002144057

## Reporting persons
- KUANG MING INVESTMENTS PTE. LTD: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 3,765,226; shared voting power 0; sole dispositive power 3,765,226; shared dispositive power 0; aggregate amount beneficially owned 3,765,226 (4.1% of the class)
  Comment: For rows 5, 7 and 9: Represents 3,765,226 shares of common stock, par value $0.01 per share, all of which are directly owned by Kuang Ming Investments Pte. Limited ("Kuang Ming Investment").
  
  For row 11: The ownership percentage of the Reporting Person is calculated based on 91,002,269 shares outstanding of the Issuer's common stock as of September 8, 2026, according to the Issuer's Annual Report on Form 10-K filed on September 14, 2026.
- Western Properties Pte Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 508,288; shared voting power 0; sole dispositive power 508,288; shared dispositive power 0; aggregate amount beneficially owned 508,288 (0.6% of the class)
  Comment: For rows 5, 7 and 9: Represents 508,288 shares of common stock, par value $0.01 per share, all of which are directly owned by Western Properties Pte Ltd.
  
  For row 11: The ownership percentage of the Reporting Person is calculated based on 91,002,269 shares outstanding of the Issuer's common stock as of September 8, 2026, according to the Issuer's Annual Report on Form 10-K filed on September 14, 2026.
- Far East Capital Pte Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 737,831; shared voting power 0; sole dispositive power 737,831; shared dispositive power 0; aggregate amount beneficially owned 737,831 (0.8% of the class)
  Comment: For rows 5, 7 and 9: Represents 737,831 shares of common stock, par value $0.01 per share, all of which are directly owned by Far East Capital Pte Ltd.
  
  For row 11: The ownership percentage of the Reporting Person is calculated based on 91,002,269 shares outstanding of the Issuer's common stock as of September 8, 2026, according to the Issuer's Annual Report on Form 10-K filed on September 14, 2026.
- Ng Chee Tat Philip: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 5,011,345; shared voting power 0; sole dispositive power 5,011,345; shared dispositive power 0; aggregate amount beneficially owned 5,011,345 (5.5% of the class)
  Comment: For rows 5, 7 and 9: Represents 5,011,345 shares of common stock, par value $0.01 per share, consisting of 3,765,226 shares held by Kuang Ming Investment, 508,288 shares held by Western Properties Pte Ltd and 737,831 shares held by Far East Capital Pte Ltd. The Reporting Person (a) owns 100% in the shares in Western Properties Pte Ltd and Far East Capital Pte Ltd, and (b) owns 50% in the shares in Kuang Ming Investment. The Reporting Person is therefore be deemed to have voting power over all shares reported herein.
  
  For row 11: The ownership percentage of the Reporting Person is calculated based on 91,002,269 shares outstanding of the Issuer's common stock as of September 8, 2026, according to the Issuer's Annual Report on Form 10-K filed on September 14, 2026.

## Item 1. Issuer
Name of issuer: HAIN CELESTIAL GROUP INC
Address of issuer's principal executive offices: 221 River Street, Hoboken, NJ 07030

## Item 2. Person Filing
Name of person filing:
(i) Kuang Ming Investments Pte. Limited;
(ii) Western Properties Pte Ltd;
(iii) Far East Capital Pte Ltd; and
(iv) Ng Chee Tat Philip (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence:
(i) Kuang Ming Investments Pte. Limited
14 Scotts Road #06-01 Far East Plaza Singapore 228213

(ii) Western Properties Pte Ltd
14 Scotts Road #06-01 Far East Plaza Singapore 228213

(iii) Far East Capital Pte Ltd
14 Scotts Road #06-01 Far East Plaza Singapore 228213

(iv) Ng Chee Tat Philip
14 Scotts Road #06-01 Far East Plaza Singapore 228213
Citizenship:
(i) Kuang Ming Investments Pte. Limited - Singapore

(ii) Western Properties Pte Ltd - Singapore

(iii) Far East Capital Pte Ltd - Singapore

(iv) Ng Chee Tat Philip - Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages for each Reporting Person.
Percent of class: See the responses to Item 11 on the attached cover pages for each Reporting Person.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages for each Reporting Person.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages for each Reporting Person.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages for each Reporting Person.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement dated October 23, 2026 by and among the Reporting Persons.

## Signatures
- KUANG MING INVESTMENTS PTE. LTD: /s/ Siok Giok Ng, Siok Giok Ng, Director (10/23/2026)
- Western Properties Pte Ltd: /s/ Siok Giok Ng, Siok Giok Ng, Director (10/23/2026)
- Far East Capital Pte Ltd: /s/ Siok Giok Ng, Siok Giok Ng, Director (10/23/2026)
- Ng Chee Tat Philip: /s/ Ng Chee Tat Philip, Ng Chee Tat Philip (10/23/2026)